July 11, 2006                                       Mayer, Brown, Rowe & Maw LLP
                                                           71 South Wacker Drive
                                                    Chicago, Illinois 60606-4637

                                                         Main Tel (312) 782-0600
                                                         Main Fax (312) 701-7711
                                                          www.mayerbrownrowe.com


Via U.S. Mail And Facsimile


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Susan Block
             Joshua Ravitz


RE:      VOLKSWAGEN AUTO LEASE UNDERWRITTEN FUNDING, LLC
         REGISTRATION STATEMENT ON FORM S-3
         FILED MAY 3, 2006
         FILE NO. 333-133770


         On behalf of Volkswagen Auto Lease Underwritten Funding, LLC (the "Depositor") and in response to the letter (the "Comment Letter") dated June 26, 2006 from the staff (the "Staff") of the Securities and Exchange Commission to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on June 9, 2006.

         The Depositor's responses to the Comment Letter are set forth below. The responses follow each of the Staff's comments, which are re-typed below. Please note that the page references refer to the marked copy of each prospectus and form of prospectus supplement. Unless otherwise noted, the use of "we", "us" and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

         Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

July 11, 2006
Page 2



VOLKSWAGEN AUTO LOAN ENHANCED TRUST PROSPECTUS SUPPLEMENT

Cover Page

    1.   Please delete the term "Seller" from the cover page.

         Response

         We have deleted the term "Seller" from the cover pages of the loan prospectus supplement, the lease prospectus supplement, the loan base prospectus and the lease base prospectus.

Depositor/Seller, page S-6

    2. Please explain to us why Volkswagen Public Auto Loan Securitization LLC is listed under "Depositor/Seller." Do you anticipate it being a Seller? How is that different from the Depositor? Please update your diagram and disclosure throughout, as necessary. We also note your disclosure at page S-22 regarding retention of the certificate by Volkswagen Public Auto Loan Securitization, LLC. Please advise.

         Response

         We do not anticipate Volkswagen Public Auto Loan Securitization, LLC ("VPALS") being a Seller. Further, VPALS will not be a Depositor. To avoid confusion we have consequently revised the disclosure to remove references to VPALS.

The Issuing Entities, page 11

    3. We reissue prior comment 4 from our letter of May 30, 2006, in part. Please revise your description of the rights under any credit enhancement on page 12 by removing "to the extent specified in the applicable prospectus supplement" or explain that credit enhancement is limited to the types of credit enhancement described in the base. Please remove any other similar "catch-all" language.

         Response

         We have revised pages 1, 12, 13, 20, 24, 25, 28 and 29 of the loan base prospectus and pages 1, 15, 32, 35 and 47 of the lease base prospectus to remove phrases such as "to the extent specified in the applicable prospectus supplement" and similar "catch-all" language.

July 11, 2006
Page 3



The Transaction Documents

Credit and Cash Flow Enhancement, page 29

    4. We reissue comment 13 of our letter dated May 30, 2006, in part. We note your new disclosure on pages 29 and 30 describing several forms of credit and cash flow enhancement. You indicate in the second bullet point on page 30 that structural features "such as" subordination and "'turbo' payments" may be included. Please revise to remove "such as" or, alternatively, describe what other structural features may be used. Also, please provide separate descriptions for third party payments, guarantees, surety bonds, and letters of credit, each mentioned in the last bullet point on page 30.

         Response

         We have revised page 30 of the loan base prospectus to remove "such as" and to describe the referenced types of credit enhancement.

VOLKSWAGEN AUTO LEASE TRUST BASE PROSPECTUS

    5. Describe in an appropriate place the Volkswagen Auto Lease Trusts Base Prospectus all forms of credit and cash flow enhancement that may be used.

         Response

         We have revised the lease base prospectus to add a description of all forms of credit and cash flow enhancement that may be used, on pages 41 and 42.

Exhibits

    6. We note from your response to comment 5 in our May 30, 2006 letter that you have deleted Volkswagen Public Auto Loan Securitization LLC as depositor. However, Exhibit 8.1 still references Volkswagen Public Auto Loan Securitization LLC. Please revise here and confirm that you have made all necessary changes throughout the filing or advise.

         Response

         We have filed a new Exhibit 8.1 with the erroneous reference to VPALS removed. We confirm that we have made all other necessary changes throughout the remainder of the filing to delete references to VPALS as depositor.

July 11, 2006
Page 4



         If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                                 Sincerely,

                                                 /s/ Stuart M. Litwin

                                                 Stuart M. Litwin



cc:   Allen L. Strang
      William A. Horwath